[Chinese Characters]
[LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

Announcement of the Board of Directors of
China Southern Airlines Company Limited

In compliance with the requirements under the Company Law of the People’s Republic of China and article 134 of the articles of association of China Southern Airlines Company Limited (the “Company”), a total of 10 out of the 10 Directors participated in considering and approving by written confirmation the following resolutions:

RESOLVED that Mr. Tan Wan Geng be and is hereby appointed as the Vice President effective from 5 February 2006.

NOTED that Mr. Tan Wan Geng also hold and shall continue to hold the post of Secretary of Chinese Communist Party Committee of the Company.

Profile of Mr. Tan Wan Geng

Mr. Tan Wan Geng, the Vice President of China Southern Airlines Company Limited, is an engineer graduated from Economic Geography Department in Sun Yat-sen University, with major in Regional Economy, with qualification of post graduate degree, and a master degree in economics. Mr. Tan has previously served as the Head of the Infrastructure Department and Director of Human Resources Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1990 to 1996, the Deputy Director of Human Resources Division (Personnel and Education Division) in the General Administration of Civil Aviation of China from 1996 to 2000, and has been the Director General and Secretary of Chinese Communist Party Committee of Northeastern Regional Civil Aviation Administration since December 2000.

By order of the Board of Directors
China Southern Airlines Company Limited
Su Liang
Company Secretary

5 February 2006

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao, Liu An, Zhou Yong Qian, Si Xian Min and Xu Jie Bo as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.